Exhibit 99.1

News Release

For immediate Release

Stantec achieves ISO 9001:2000 Quality Management registration

EDMONTON AB (December 18, 2008) TSX, NYSE:STN

North American design firm Stantec announced today it has achieved company wide registration to the International Organization for Standardization’s (ISO) 9001:2000 Quality Management Systems standard.  In addition, it has achieved ISO/IEC 20000 certification which is specific to Information Technology (IT) systems.

ISO 9001:2000 is an internationally recognized set of requirements that provide guidance for effective quality management systems. ISO/IEC 20000 is a standard setting out the requirements for an IT Service Management System.  The process, which was a strategic company objective for 2008, was successfully concluded with extensive audits being conducted across the company by external auditors BSI Management Systems.

“Our goal was to invest in our service delivery practices by implementing a management system in compliance with the ISO 9001:2000 and ISO/IEC 20000 standards” says Tony Franceschini, Stantec President & CEO. “Formal compliance with this management system across the Company promotes a culture of professionalism and continuous improvement in support of our goal to be the service provider of choice to our clients and to enjoy a competitive advantage in the marketplace.”

To meet the rigorous requirements of the ISO9001:2000 standard, Stantec developed and implemented the Stantec Quality Management System, a comprehensive on-line management tool which documents the specific requirements and provides helpful and relevant references to policies, practice guides, and procedures.

“The Stantec Quality Management System focuses on defining client requirements, strategic planning, employee development, service delivery including quality assurance practices, supplier relationships, and measurement and improvement through client feedback interviews and internal practice audits,” says Peter Salusbury, Vice President in Stantec’s Practice & Risk Management group. “We recognize the need to continually improve our practices and services to remain competitive in the infrastructure and facilities marketplace.”

Stantec provides professional consulting services in planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics for infrastructure and facilities projects.  We support public and private sector clients in a diverse range of markets in the infrastructure and facilities sector at every stage, from initial concept and financial feasibility to project completion and beyond. Our services are offered through approximately 9,000 employees operating out of more than 150 locations in North America. Stantec trades on the TSX and the NYSE under the symbol STN. Stantec is One Team providing Infinite Solutions.

Contact Jay Averill Stantec Media Relations Tel: (780) 917-7441 jay.averill@stantec.com	Simon Stelfox Stantec Investor Relations Tel : (780) 917-7288 simon.stelfox@stantec.com
One Team. Infinite Solutions.